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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 1)

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Intralinks Holdings, Inc.
(Name of Subject Company)

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Intralinks Holdings, Inc.
(Name of Persons Filing Statement)

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Common Stock, par value $0.001 per share
(Title of Class of Securities)
46118H104
(CUSIP Number of Class of Securities)

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Scott N. Semel
EVP, General Counsel and Secretary
Intralinks Holdings, Inc.
150 East 42nd Street
8th Floor
New York, New York
(212) 543-7700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to
Margaret A. Brown
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston St.
Boston, Massachusetts 02116
(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Intralinks Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 19, 2016 (together with any subsequent amendments and supplements thereto, including this Amendment No. 1, the “Schedule 14D-9”). The Schedule 14D-9 relates to the relates to the cash tender offer by GL Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Synchronoss Technologies, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $13.00 per Share, net to the holder thereof in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 19, 2016 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference. The Offer is described in a Tender Offer Statement on Schedule TO, dated December 19, 2016 and filed by Parent and Merger Sub with the SEC on December 19, 2016.

Except to the extent specifically provided in this Amendment No. 1, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
ITEM 9. EXHIBITS
Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(C)	Email sent to employees of Intralinks Holdings, Inc. and its direct and indirect subsidiaries on December 19, 2016 with Answers to Frequently Asked Questions

SIGNATURE
After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

INTRALINKS HOLDINGS, INC.

By:	/s/ Christopher J. Lafond
Name:	Christopher J. Lafond
Title:	Executive Vice President and Chief Financial Officer
Dated: December 19, 2016